Pricing Supplement No. 1 Dated June 18, 1998, to Prospectus Dated November 7, 1997 as Supplemented by Prospectus Supplement Dated
      April 29, 1998

      ASSOCIATES CORPORATION OF NORTH AMERICA
      MEDIUM TERM SENIOR NOTES, SERIES J

      $200,000,000 principal amount of the Series J Notes, bearing interest at 5.90% per annum and maturing on June 23, 2000, are being sold by the Company to UBS Securities LLC at a price of 99.942% of their principal amount. Such Notes may be offered to the public at varying prices depending upon market conditions at the time of resale, as determined by UBS Securities LLC.

      The Notes to which this Pricing Supplement relates will be Fixed Rate Notes and will be initially issued as Book Entry
      Notes for settlement on June 23, 1998.